

September 1, 2011

Via E-mail
Mr. Greg L. Popp
Chief Executive Officer
Wings & Things, Inc.
455 East 400 South
Suite No. 313
Salt Lake City, Utah 84111

> **Re:** **Wings & Things, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **Supplemental Response Submitted August 12, 2011**
> **File No. 000-30529**

Dear Mr. Popp:

We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 12

1.      We note in your response to comment one of our letter dated August 3, 2011 that you do not believe it is necessary to obtain a new audit report that covers all periods because the successor auditor made reference to the predecessor auditor in accordance with paragraph 74 of AU Section 508 of the PCAOB Interim Auditing Standards.  Be advised that paragraph 74 of AU Section 508 is not applicable in this instance since you are a development stage entity, and auditor association with the cumulative period from inception to the most recent year-end is required for as long as you are in the development stage.  Please advise your current auditor to delete the reference to the work of the predecessor auditor for the period from March 11, 1986 (inception) to December

31, 2008, and revise to include an audit report issued by a PCAOB-registered auditor that covers the financial statements of all periods from March 11, 1986 (inception) to December 31, 2010.  In this regard, the predecessor auditor is not currently registered with the PCAOB so their audit reports cannot be included in your filings pursuant to Article 2 of Regulation S-X so either your current auditor will have to reaudit the financial statements for the period from March 11, 1986 (inception) to December 31, 2008 or you will have to engage another PCAOB-registered auditor to reaudit this period. To the extent that it is impracticable to obtain a new audit of the cumulative period through December 31, 2008, you may request a waiver of the audit requirement from the Chief Accountant's Office in the Division of Corporation Finance.  Your written request should be sent to dcaoletters@sec.gov.  Please note that your e-mail is not confidential, and others may intercept and read your e-mail. In order to facilitate proper routing, please include in the body of the e-mail: company name, date of letter, correspondent's name, CIK number, Assistant Director Office No. 9, and file number. Correspondence must be attached to the e-mail as a pdf file.

Item 9A. Controls and Procedures, page 20

2.      We note in your response to comment two of our letter dated August 3, 2011 that you will revise the Item 9A disclosures in your December 31, 2010 Form 10-K, and Item 4 disclosures in your March 31, 2011 Form 10-Q to clearly state that your DC&P was ineffective as of each date.  Please tell us when you will file the amendments to your December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services